Exhibit 99.2

 ESSA Pharma Inc.

(the “Company”)

Annual General and Special Meeting of Shareholders

(the “Meeting”)

March 8, 2017

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	18,815,832
Total issued and outstanding Common Shares as at Record Date:	29,096,889
Percentage of issued and outstanding Common Shares represented:	64.67%

1.	Setting Number of Directors

By resolution passed by show of hands, the number of directors for the ensuing year was set at seven.

2.	Election of Directors

By resolution passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	18,470,344	99.74%	47,805	0.26%
Richard M. Glickman	18,472,849	99.89%	20,300	0.11%
Marianne Sadar	18,472,644	99.75%	45,505	0.25%
Raymond Andersen	18,445,644	99.74%	47,505	0.26%
Gary Sollis	18,487,149	99.97%	6,000	0.03%
Franklin M. Berger	18,486,849	99.97%	6,300	0.03%
Scott Requadt	18,445,344	99.74%	47,805	0.26%

3.	Appointment of Auditor

By resolution passed by show of hands, Davidson & Company LLP, Chartered Professional Accountants, was appointed auditor of the Company for the ensuing year.

4.	Partial Replenishment of Stock Option Plan

By resolution passed by show of hands, the partial replenishment of the maximum number of common shares issuable under the Company’s existing stock option plan by 372,200 common shares was approved.

5.	Amendment and Restatement of Stock Option Plan

By resolution passed by show of hands, the amendment and restatement of the Company’s existing stock option plan was approved.

No other non-routine business was transacted or voted upon at the Meeting.

Dated: March 8, 2017